UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ZOO ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069 shares (See Item 5)
	8	SHARED VOTING POWER 21,932,590 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,069 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 21,932,590 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,938,659 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Medina, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 19,722,369 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,722,369 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,722,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 19,722,369 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,722,369 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,722,369 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by Amendment No. 1 thereto, filed with the SEC on March 8, 2010, Amendment No. 2 thereto, filed with the SEC on June 10, 2010, Amendment No. 3 thereto, filed with the SEC on July 26, 2011, Amendment No. 4 thereto, filed with the SEC on January 25, 2012, Amendment No. 5 thereto, filed with the SEC on February 3, 2012, Amendment No. 6 thereto, filed with the SEC on March 7, 2012, and Amendment No. 7 thereto, filed with the SEC on March 15, 2012 (together, this “Schedule 13D”), by certain of the Reporting Persons, with respect to the common stock, par value $0.001 per share, of Zoo Entertainment, Inc., a Delaware corporation (“Zoo Entertainment”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

As previously disclosed in this Schedule 13D, on March 9, 2012, Zoo Entertainment, Inc., a Delaware corporation (“Zoo Entertainment”), Zoo Games, Inc., a Delaware corporation, Zoo Publishing, Inc., a New Jersey corporation, and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with MMB Holdings LLC, a Delaware limited liability company (“MMB”), as lender. Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock at the conversion price of $0.40 per share, subject to adjustment for stock dividends and other similar transactions.

On March 19, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $125,000.

On March 26, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $280,000.

The source of funds that MMB used to make such loans is working capital of MMB (including from capital provided to MMB by its owners).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	MMB beneficially owns, in the aggregate, 19,722,369 shares of Common Stock (the “MMB Shares”), representing approximately 65.4% of the outstanding Common Stock.(1) The MMB

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Quarterly Report on Form 10-Q filed by Zoo Entertainment with the SEC on November 21, 2011, plus (ii) an estimated 2,411,429 shares of Common Stock that the Reporting Persons believe was issued in connection with the settlement by Zoo Entertainment of certain claims of its creditors on or around March 9, 2012, plus (iii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iv) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

Shares are comprised of (i) 8,769,595 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement and (ii) 10,952,775 shares of Common Stock receivable by MMB upon exercise in full of that certain warrant, dated as of March 9, 2012, executed and delivered by Zoo Entertainment in favor of MMB (the “Warrant”).

As the managing member of MMB, Mojobear may be deemed to beneficially own the MMB Shares. Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Coast Medina beneficially owns, in the aggregate, 2,199,418 shares Common Stock, representing approximately 20.4% of the outstanding Common Stock (the “Medina Shares”). The Medina Shares are comprised of (i) 1,839,706 shares of Common Stock and (ii) warrants to purchase 359,712 shares of Common Stock.

As the sole member of Coast Medina, the Coast Fund may be deemed to beneficially own the Medina Shares. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Medina Shares). Except to the extent it is deemed to beneficially own the Medina Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares). In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed to beneficially own (including the Medina Shares). In addition, Mr. Smith directly owns (i) options exercisable within 60 days for 6,069 shares of Common Stock (the “Smith Options”) and (ii) 10,803 shares of Common Stock beneficially owned by Coast Sigma, LLC (the “Sigma Shares”), a Delaware limited liability company that is controlled by Mr. Smith (“Coast Sigma”). Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 21,938,659 shares of Common Stock, representing approximately 71.9% of the outstanding Common Stock.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith. Coast Medina may be deemed to share the power to vote and dispose of the Medina Shares with the Coast Fund, Coast Offshore Management and Mr. Smith. Mr. Smith has sole power to vote and dispose of the Smith Options and may be deemed to share the power to vote and dispose of the Sigma Shares with Coast Sigma.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On March 21, 2012, Zoo Entertainment and MMB entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Zoo Entertainment agreed to register, subject to the terms and conditions of the Registration Rights Agreement, the shares of Common Stock received by MMB under the Loan Agreement and the Warrant. The Registration Rights Agreement grants both demand and piggyback registration rights to MMB.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

COAST MEDINA, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

MMB HOLDINGS LLC

By:	MOJOBEAR CAPITAL LLC, its managing member

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member